UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

First Financial Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

0-5559
(CUSIP Number)

David W. Mann, PO Box 8436, Waco, TX 76714, (817)757-2424
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 22, 1996
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.--NOT APPLICABLE.

Check the following box if a fee is being paid with the statement. NO FEE BEING PAID. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13D
CUSIP No. 0-5559	Page 2 of 4 Pages

1.	NAME OF REPORTING PERSON
	S. S. OR I. R. S. IDENTIFICATION NO. OF ABOVE PERSON
	David W. Mann      SS #  ###-##-####

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	Not a member of a group.

3.	SEC USE ONLY


4.	SOURCE OF FUNDS*
	N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
	Not required.

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH
7.	SOLE VOTING POWER
	102,075

8.	SHARED VOTING POWER
	0

9.	SOLE DISPOSITIVE POWER
	92,820

10.	SHARED DISPOSITIVE POWER
	9,255

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
	102,075

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*
	Not applicable.

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	58.8%

14	TYPE OF REPORTING PERSON*
	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDES BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS
1-7
(INCLUDES EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

AMENDMENT NO. 7
SCHEDULE 13D

Item 1.	Security and Issuer.

The class of securities to which this statement relates is the common stock of First Financial Corporation, a Texas corporation ("First Financial") whose principal executive offices are located at 800 Washington Avenue, Waco, Texas
76703.

Item 2.	Identity and Background.

David W. Mann is an individual whose business address is 800 Washington Avenue, Waco, Texas 76703. Mr. Mann's principal occupation is President of First Financial, whose address is 800 Washington Avenue, Waco, Texas 76703;
President of First Preference Mortgage Corp., whose address is 800 Washington Avenue, Waco, Texas 76703; and
Senior Vice President, Citizens State Bank, Woodville,
Texas, whose address is P. O. Box 109, Woodville, Texas
75979. Mr. Mann is also an officer and director of certain insurance agencies and companies and holds positions with numerous other entities. Mr. Mann has not during the last five years been convicted in any criminal proceedings and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Mann is a United State citizen.

Item 3.	Source and Amount of Funds or Other
Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

The purpose of this amendment is to report the expiration on July 22, 1996, of employee stock options held by David
W. Mann on 10,910 share of First Financial common stock.

Item 5.	Interest in Securities of the Issuer.

After the termination of the options referred to above, David W. Mann is the beneficial owner of 102,075 share of common stock of First Financial, or 58.8% of the outstanding shares, calculated in accordance with Rule
13d-3(d)(1) and exercises sole voting and sole dispositive power over 92,820 of the shares beneficially owned, and sole voting and shared dispositive power over 9,255 of the shares beneficially owned.


Item 6.	Contracts, Arrangements, Understandings, or
Relationships with Respect to the Securities of Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	July 30, 1996



David W. Mann
David W. Mann